John P. Breedlove
March 25, 2015	Vice President, General
Counsel & Corporate
Secretary

Mr. Daniel F. Duchovny	Imation Corp.
Special Counsel	1 Imation Way
Office of Mergers and Acquisitions	Oakdale, MN 55128
United States Securities and Exchange Commission	jpbreedlove@imation.com
Division of Corporation Finance
100 F Street, NE	651-704-3006 phone
Washington, D.C. 20549-3628

RE:	Imation Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 16, 2015

File No. 001-14310

Dear Mr. Duchovny:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to your comment letter dated March 20, 2015 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A. Our responses are set forth below following the text of each comment contained in your letter.

Preliminary Schedule 14A

General

1. Please revise the cover page of your proxy statement and your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response

The cover page of the proxy statement and our form of proxy card have been revised to indicate “preliminary copy” in the upper right corner as required by Rule14a-6(e)(1) of Regulation 14A.

Cover Page

2. Please disclose the specific reason or reasons for your opposition to the Clinton Group’s director nominees.

Response

The following disclosure has been added to the cover page (underlined language):

Please note, you may receive solicitation materials from a dissident shareholder, Clinton Relational Opportunity Master Fund, L.P. (together with certain of its affiliates, the “Clinton Group”), seeking your

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

proxy to vote for their nominees to become members of the Board of Directors. THE BOARD OF DIRECTORS URGES YOU NOT TO SIGN OR RETURN ANY GOLD PROXY CARD SENT TO YOU BY THE CLINTON GROUP. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE BOARD’S NOMINEES. The Board of Directors believes that the Clinton Group and its nominees have limited understanding of Imation’s business and neither the Clinton Group nor its nominees have provided any plans or proposals regarding Imation’s strategy for the Board of Directors to consider or any suggestions to create improved shareholder value. See “Background of the Solicitation” for further information on discussions with the Clinton Group.

3. We note disclosure appears to indicate that brokers will have discretionary authority with respect to Proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure to clarify.

Response

The disclosure on page 2 of the proxy statement has been revised to indicate that a broker non-vote will not be counted with respect to Proposal No. 2 (underlined language):

If you “abstain” on any matter, your shares will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote but will not be considered to have been voted on the matter. Therefore, abstentions will have the same effect as a vote “against”. If you hold shares in “street name” and you do not provide voting instructions to your broker, your shares will be considered to be “broker non-votes” and will not be voted on any proposal on which your broker does not have discretionary authority to vote under the rules of the New York Stock Exchange. In that case, your shares will be considered present at the meeting for purposes of determining a quorum but will not be considered to be represented at the meeting for purposes of calculating the vote on that proposal. Under the rules of the New York Stock Exchange, your broker does not have discretionary authority on any proposal in a contested proxy solicitation. Therefore, your broker does not have discretionary authority to vote your shares on any of the proposals if your broker does not receive voting instructions from you.

Proxy Solicitation, page 3

4. We note that proxies may be solicited by mail, in person, by telephone or facsimile or via the Internet. Please be advised that all written soliciting material, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response

Imation acknowledges and understands that all written soliciting material, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

5. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

Response

Imation does not plan to solicit requests via internet chat rooms. Written soliciting material may be posted on www.imation.com.

Background of Solicitation, page 3

6. Please provide further background discussion of the contacts you have had with the Clinton Group since December 15, 2014, the date of the Clinton Group’s intent to nominate directors. In this regard, describe in further detail the discussions relating to your business and strategic transformation activities. Please also explain the concerns raised by the Clinton Group during your January 20, 2015 meeting, as well as the material details of any discussions or correspondence between you and the Clinton Group between December 15, 2014 and the January 20, 2015 meeting. Lastly, please described any communications occurring since the January 20 meeting and if material, the specifics of any of these communications between the parties.

Response

The disclosure on page 3 has been revised to include the following (underlined language):

On December 19, 20, 22, 26 and 29, 2014, Mark Lucas contacted Joseph De Perio of the Clinton Group by email and telephone to gain a better understanding of the Clinton Group’s position, and to arrange a meeting to discuss transformation activities in process at Imation. No material discussions were had in the course of these contacts.

On January 14, 2015, Imation management met with representatives of the Clinton Group at Imation’s headquarters in Oakdale, Minnesota. Management provided an update on Imation’s business and strategic transformation. Management walked through the historical transformation timeline (which appears on page 28 of this Proxy Statement) and other current publicly available information about Imation’s industry, business and efforts to implement our strategic transformation. The Clinton Group declined to execute a confidentiality agreement which would have permitted a more in-depth conversation. They were asked, but could not offer, any suggestions to create improved shareholder value.

On January 16, 2015, L. White Matthews, III, the Non-Executive Chairman of the Board of Imation, and Mr. De Perio spoke by telephone to discuss the background and agenda for a meeting to be held on January 20, 2015 to discuss the Clinton Group’s concerns.

On January 20, 2015, Mr. Matthews and William LaPerch, a Director of Imation, met with Mr. De Perio , in New York to discuss the Clinton Group’s concerns. Mr. De Perio asked questions of Mr. Matthews and Mr. LaPerch and raised general concerns about the leadership and direction of Imation but offered no plans for creating value for Imation. The discussion was again limited by the lack of a confidentiality agreement.

On March 23, 2015, a representative of Houlihan Lokey, Imation’s external advisor, met with a representative of the Clinton Group to discuss a settlement proposed by the Company. The Clinton Group rejected the settlement. The Clinton Group did not offer any alternative settlement proposals and reiterated its demand for three seats on the Board of Directors.

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

Item No. 1-Election of Directors, page 20

7. We note that you reserve the right to vote for unidentified substitute nominees. Please confirm that, should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response

Imation confirms that, should Imation identify or nominate substitute nominees before the meeting, Imation will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

8. Please advise as to Mr. Steven’s business experience since June 2013. We note Mr. Steven’s has served as a director of the company since March 2012.

Response

Mr. Stevens’ biography has been updated as follows (underlined language):

David B. Stevens, age 52, has been an advisor to a variety of venture capital and private equity firms and private enterprises since June of 2013, including Fligoo Corp. (a privately held, venture-backed company developing highly targeted content delivery systems) and Aoptix Technologies, Inc. (a privately held developer of laser radios used by the telecommunications industry.) Prior to that, Mr. Stevens was the Chief Technology Officer of Brocade Communications Systems, Inc. (a provider of networking solutions for data centers, enterprises and service providers) from September 2008 to June 2013. In 2011, he also assumed responsibility for Corporate Development activities, becoming Vice President, Corporate Development. From October 2005 to June 2008, Mr. Stevens was co-founder and Chief Executive Officer of Palo Alto Networks, Inc. (a leader in the development of cyber security and next-generation firewall products). Mr. Stevens previously served as the Vice President and CTO of Brocade Communications Systems, Inc., having joined the company through the acquisition of Rhapsody Networks, where he served as the founding Chief Executive Officer and Vice President of Business Development. Prior to that, Mr. Stevens served in senior management positions at Atmosphere Networks, Nortel, Bay Networks and SynOptics Communications. Mr. Stevens serves on the board of vArmour (a privately held, venture-backed company building cyber security products for virtualized data centers.) Mr. Stevens has been a director of Imation since March 2012. Mr. Stevens brings to our Board his extensive technology experience with over 20 years of experience in the enterprise networking, security, computer and data storage industries. His knowledge of the data storage and security markets and competitive framework has been valuable to Imation.

Compensation Discussion and Analysis, page 27

Bonuses, page 35

9. We note the use of EBITDA, cash flow and revenues from certain portions of your business to budget performance targets. Please disclosure the actual amounts achieved under each performance target for the most recently completed year to provide investors with greater insight into your compensation policies.

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

Response

On page 40, we have updated the disclosure as follows (underlined language):

We calculate EBITDA for the ABP as earnings before interest, taxes, depreciation and amortization, excluding restructuring and other charges, recognition of European consumer levy benefits and associated levy litigation costs, executive LTI expense and discontinued operations. In 2012 we also excluded acquisitions in initial year, with depreciation and amortization fixed at $38.5 million. We calculate consolidated free cash flow for bonus purposes as cash flow from operating activities less capital expenditures and without impact from cash taxes, cash restructuring and other charges and litigation settlement. We calculate business unit free cash flow for bonus purposes as business unit EBITDA plus working capital.

….

For 2014, Imation’s corporate performance was above target with respect to EBITDA (at $(20.6) million), above target with respect to free cash flow (at $4.1 million) and below target with respect to revenues from portions of TSS, resulting in a bonus payout of 126%. Imation does not disclose achievement of targets related to portions of its TSS business for competitive reasons.

The CSA business unit performed above target with respect to both EBITDA (at $27.3 million) and free cash flow (at $48 million). Cash flow was at a high level due to aggressive reductions of working capital. The TSS business unit performed above target with respect to EBITDA (at $(23.2) million), below target with respect to revenues from certain portions of the business and above target with respect to the free cash flow and EBITDA targets from other portions of the business. Based on Imation’s 2014 results, CSA had a payout of 185% (with 80% based on business unit and 20% based on corporate) and TSS had a payout of 104% (with 80% based on business unit and 20% based on corporate). The 2014 ABP payout demonstrates alignment between pay and performance under our ABP. (A reconciliation of these numbers to the numbers in our financial statements appears in Annex B to this Proxy Statement.)

As reflected in the revised disclosure above, we believe that disclosing actual financial performance relating to portions of our TSS business would result in substantial competitive harm to the Company, and have included a detailed analysis of the confidential nature of that information below.

The Company operates in two business segments: Consumer Storage and Accessories (“CSA”) and Tiered Storage and Security Solutions (“TSS”). CSA consists of the Consumer Storage Media and Audio and Accessories product categories. TSS includes our Storage and Security Solutions and Commercial Storage Media product categories. In 2014, revenue from TSS constituted slightly less than half of our consolidated revenue. However, certain product lines within TSS offer strong growth potential, are the main target of our investment spending and are critical components of our strategic plan. The actual financial performance relating to portions of our TSS business (i.e., revenue, and cash flow and EBITDA) (referred to herein collectively as the “Confidential Information”) has not been publicly disclosed previously by the Company. Therefore, requiring disclosure of the Confidential Information would require the Company to disclose information that it does not currently disclose publicly. In addition, while the Company is willing to disclose EBITDA performance for the entire TSS segment, the disclosure of the Confidential Information would be at such a granular level that, within the context of our TSS segment, it would point to our most strategically important product lines.

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

The Company operates in a highly competitive industry, and requiring the Company to disclose the Confidential Information would cause substantial harm to the Company’s competitive position as described below. The Confidential Information fits squarely within the type of information protected and not required to be disclosed under National Parks & Conservation Assoc. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). See also Critical Mass Energy Project v. NRC, 975 F.2d 871, 873 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993); Continental Oil v. Federal Power Comm ’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Braintree Elec. Light Dep ’t v. Department of Energy, 494 F. Supp. 287,290 (D.D.C. 1980); and Timken Co. v. United States Customs Service, 491 F. Supp. 557, 560 (D.D.C. 1980).

The Company’s competitors could use the Confidential Information to determine whether to enter, and how much to spend in order to enter, markets in which the Company is already active. For example, one of the Company’s competitors could use knowledge of the actual financial performance of portions of the TSS business in order to determine whether to acquire another company that is competing with the Company in that line of business and, if so, how much to pay for that company.

Competitors could also use the Confidential Information to identify weaknesses of the Company and make pricing decisions accordingly (e.g., to drop prices in a given market in an attempt to eliminate operating profit for a particular product line and cause the Company to exit that business), or to determine whether they should exit less profitable markets or improve efficiencies in their operations (e.g., to determine whether their operating profits in those markets are due to internal inefficiencies or simply due to external market dynamics).

Competitors could also use the Confidential Information to gauge the overall financial return the Company is receiving from its investment in these strategically important product lines to determine whether to increase or their respective investments in order to increase their market share. In this way, competitors could use the Confidential Information to their advantage when determining where they need to dedicate their resources in order to better compete with the Company.

In sum, current competitors or potential future competitors, especially those that are significantly larger the Company or that have greater resources than the Company, could exploit the Confidential Information by bringing pressure to bear on the Company in any or all of these ways, especially in light of the Company’s relative size and the emerging nature of the related product lines, causing substantial harm to the Company’s competitive position.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-3006.

Mr. Duchovny

United States Securities and Exchange Commission

March 25, 2015

Sincerely,

/s/ John P. Breedlove

John P. Breedlove
Vice President, General Counsel and Corporate Secretary